FORM 4                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0287
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5


[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Matthews                 Norman               S.
   (Last)                   (First)             (Middle)

   11 Lincoln Lane

   Purchase                New York            10577

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2. Issuer Name and Ticker or Trading Symbol

   Loehmann's, Inc. (LOEH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement of Month/Year

   October 1996


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5. If Amendment, Date or Original (Month/Year)




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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

      X       Director                                     10% Owner
  ----------                                   ----------

              Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)

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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned




                            2.Transaction     3.Transaction     4.Securities        5.Amount of         6.Ownership     7.Nature of
1. Title of security          Date              Code              Acquired (A)        Securities          Form:           Indirect
   (Inst.3)                  (Month/Day/Year)   (Instr. 8)        or Disposed         Beneficially        Direct (D)      Beneficial
                                                                 of (D)(Instr.        Owned at End        or              Ownership
                                                                 3,4,and 5)           of Month            Indirect        (Instr.4)
                                                                                      (Instr.3 and 4)     (I)
                                                                                                          (Instr.4)
                                                Code      V    Amount   (A)   Price
                                                                         or
                                                                        (D)
Common Stock,
par value $0.01 per share  10/21/96             S(1)      -     46,272    D    $28.75     17,839             D                -

                           10/24/96             S(1)      -      9,254    D    $28.75     17,839             D                -

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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Response)

FORM  4 (CONTINUED)TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF
                              OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                              WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)



1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
   Derivate           Exercise Price       Date           Code            Derivative         Exercisable
   Security           of Derivative       (Month/                         Securities         and Expiration
   (Instr.3)          Security             Day/Year)                      Acquired (A)       Date
                                                                          or Disposed
                                                                          (D) (Instr.3,       (Month/Day/Year)
                                                                          4 and 5)

                                                           Code    V      (A)      (D)      Date        Expiration
                                                                                            Exercisable Date

Stock Options      (2)                      -                -       -       -        -        (2)         (2)

Class B Common
 Stock, par value  (3)                      -                -       -                -        11/6/96       N/A
 $0.01 per share



<TABLE CON'T>


7.Title and                   8.Price of             9.Number of            10.Ownership     11.Nature
 Amount of                      Derivative             Derivative              Form of          of
  Underlying                    Security               Securities              Derivative       Indirect
  Securities                    (Instr. 5)             Beneficially            Security:        Beneficial
 (Instr.3 and                                          Owned at End            Direct (D)       Ownership
      4)                                               of Month                or              (Instr.4)
                                                      (Instr.4)                Indirect (I)
                                                                               (Instr.4)
  Title           Amount or
                  Number of
                  Shares
 Common Stock,    89,378         (2)                     89,378                   D                -
 par value $0.01
 per share

 Common Stock,    22,345         (3)                     22,345                   D                -
 par value $0.01
 per share

Explanation of Responses:

(1) On October 21 1996, the reporting person sold 46,272 shares of Common
   Stock in an underwritten public offering at a price of $28.75 per share. On October 24,1996, the reporting person sold an additional 9,254 shares of Common Stock pursuant to the exercise by the underwriters of an over-allotment option granted in connection with such underwritten public offering at a price of $28.75 per share.

(2) All options were granted pusuant to the 1988 Stock Option Plan. Of such options, 67,034 are immediatly exercisable and the remaining 22,344 options vest and become exercisable on July 1,1997. All options expire five years after the dates of vesting. Of the options which are immediately exercisable, 22,344 are exercisable at $5.01 per share, 22,345 are exercisable at $4.48 per share, and 22,345 are exercisable at $8.95 per share. The options which are not immediately exercisable have an exercise price of $5.01 per share.

(3) One share of Class B Common Stock is convertible into one share of Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.



     /s/ Norman Matthews                                     11/7/96
-----------------------------------------------        ------------------
   **Signature of Reporting Person                            Date

      NORMAN MATTHEWS